SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check one):   / / Form 10-K  / / Form 20-F  / X / Form 11-K  / / Form 10-Q
               / / Form 10-D  / / Form N-SAR  / / Form N-CSR

                       For Period Ended: December 31, 2008
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/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:
AMERON INTERNATIONAL CORPORATION (with respect to Ameron International Corporation 401(k) Retirement Savings Plan)
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Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

245 South Los Robles Avenue
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City, State and Zip Code:

Pasadena, California 91101-3638
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) / X /

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Ameron International Corporation ("the Company") has not received sufficient information relative to the fair value of the Ameron International Corporation 401(k) Retirement Savings Plan ("the Plan") investments in certain common/collective trusts from the investment trustee to allow the audit to be completed, due to the Plan's adoption of Statement on Financial Accounting Standards No. 157, Fair Value Measurements as of December 31, 2008. Such data are needed for the filing of Form 11-K. These delays are beyond the control of the Company. As a result, the Company is unable to file its Form 11-K for the year ended December 31, 2008 in respect of the Plan.

The Company expects to file its Form 11-K for the Plan on or prior to July 14, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James R. McLaughlin              626                          683-4000
(Name)                           (Area Code)                  (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/ X / Yes  /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ X / Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in net plan assets for the year ended December 31, 2008, compared to the year ended December 31, 2007. The Company expects a decrease in net plan assets of approximately $12.1 million for the year ended December 31, 2008 which represents a decrease of 22.1% of beginning of year net assets available for benefits of $54.8 million. For the year ended December 31, 2007, the Plan's compared net assets increased by $5.1 million which represents an increase of 10.3% of beginning of year net assets available for benefits of $49.7 million. The decrease in plan assets in 2008 is primarily due to the declines in the overall stock market performance in 2008.
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                        AMERON INTERNATIONAL CORPORATION
                  (Name of Registrant as Specified in Charter)
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has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.




Date:   June 30, 2009              By: /s/ James R. McLaughlin
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                                       James R. McLaughlin
                                       Senior Vice President, Chief Financial
                                       Officer & Treasurer

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